Jon C. Avina +1 650 843 5307 javina@cooley.com

January 17, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Robert Shapiro
Doug Jones
Re:    Maplebear Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 5, 2024
Comment Letter Dated December 19, 2024
File No. 001-41805
Ladies and Gentlemen:
On behalf of Maplebear Inc. (the “Company”), we are submitting this letter in response to the comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2024 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”), filed with the Commission on March 5, 2024.
Set forth below is the Company’s response to each Comment, which for your convenience we have incorporated into this response letter. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Annual Report.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2021, 2022, and 2023
Revenue, page 77
1.For advertising revenue, please quantify each factor cited. In particular, the extent to which changes are attributable to changes in prices, or to changes in the volume or amount of services provided, and/or the introduction of new services including the adoption of new advertising features (e.g., through Carrot Ads technology you launched in the second half of 2022) should be quantified. We note in your earnings release for the interim period ended September 30, 2024 furnished on November 12, 2024 your CEO's emphasis of the significant impact the adoption of the new Carrot Platform technology had on your growth since the start of 2023. Refer to Item 303(b) and(b)(2)(iii) of Regulation S-K.

U.S. Securities and Exchange Commission January 17, 2025 Page 2

RESPONSE
The Company respectfully advises the Staff that, in most cases, it would not be meaningful to an investor’s understanding of the Company’s business and financial performance and/or feasible to separately quantify each factor that contributes to or offsets period-over-period changes in advertising and other revenue.
Advertising and other revenue fluctuates across periods primarily based on the level of spend on Instacart by the Company’s brand and retail partners, which can be allocated across the Company’s platform in varying ways, from brand marketing campaigns to specific advertising products and offerings. To grow advertising and other revenue, the Company primarily focuses on increasing the total volume of advertising on its platform through earning a greater portion of its partners’ total brand spend by delivering attractive return on investment for such partners. Spend levels, and resulting advertising and other revenue, are generally impacted by a variety of interrelated factors. These factors include Company-specific drivers, such as changes in gross transaction value and updates and improvements with respect to the Company’s advertising products, features, offerings and functionality, as well as macroeconomic factors that impact partners’ spend generally and budgetary issues that impact each of the Company’s partners’ spend specifically. For example, growth in the Company’s gross transaction value, which the Company quantifies in its filings with the Commission, is driven in large part by increased consumer traffic on Instacart, which may provide brand partners with greater consumer exposure. In addition, the introduction and development of new advertising products, features and offerings may also provide increased consumer exposure as well as improved functionality. Specifically, the expansion of the Company’s Carrot Ads technology with more partners is one such factor that provides greater consumer exposure. These factors are intended to generate higher return for partners on their advertising spend with the Company, leading to higher adoption and usage rates of the Company’s advertising products and offerings. However, since these partners may consider many different factors in determining their level and avenues of spend, it is not generally feasible to accurately attribute the impact of any individual factor on their resulting spend levels, and any quantification of these factors’ specific contributions to advertising and other revenue may be misleading. For example, a partner may increase their spend with us both because the Company launched or updated an advertising feature and because of growth trends (both historical and expected) in the Company’s gross transaction value, leading to improved or anticipated improvements in return on advertising spend.
Further, while changes in the mix of advertising products and offerings used by the Company’s partners may impact the revenue contribution from any particular product or offering, they do not always reflect broader, and more significant, trends in total brand spend, which the Company believes are more meaningful to its advertising business performance than spend allocation. In many cases, the Company believes that quantifying the contributions to advertising and other revenue from specific advertising products or offerings, including those exhibiting increased growth in any given period, would not be meaningful and may also be misleading compared to the interrelated factors mentioned above that impact the level of spend from the Company’s brand and retail partners.
Therefore, the Company believes that individually quantifying such factors, in most cases, would not be meaningful to investors. Rather, the Company believes that the factors contributing to or offsetting changes in advertising and other revenue would typically be meaningful to investors only when assessed holistically.

U.S. Securities and Exchange Commission January 17, 2025 Page 3

The Company supplementally advises the Staff that, in future filings with the Commission, if any individual factor(s) were to be a significant driver of changes in advertising and other revenue, feasible to quantify, and meaningful to an investor, the Company will expand applicable disclosures to quantify such factor(s).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows, page 90
2.Your disclosure appears to discuss how reported operating cash flows was derived for each period, as already presented in the statement of cash flows. Rather, your disclosure should be a comparative discussion and analysis of the change from period to period in the amount of reported operating cash flows. Please provide a more informative discussion and analysis of the material factors causing changes in operating cash flows, including changes in working capital components, between periods. Explain the underlying reasons for all factors cited and discuss trends affecting variability in your operating cash flows. Note merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in reported operating cash flows between periods. Refer to Item 303(a) of Regulation S-K and the introductory paragraph of section IV.B and all of B.1 of Release No. 33- 8350.
RESPONSE
The Company supplementally advises the Staff that, in applicable future filings with the Commission, the Company will enhance its disclosure to provide a more informative discussion and analysis of the material factors causing changes in operating cash flows between periods.
For an example of such enhanced disclosure, the Company has set forth below an excerpt from the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows—Cash Flows from Operating Activities” on page 90 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, with additions marked with underlines and deletions marked as strikethrough text.
For the year ended December 31, 2023, net cash provided by operating activities was $586 million, which consisted of net loss of $1,622 million, which had a positive contribution to cash for the year as it was impacted by significant ~~adjusted for certain~~ non-cash items of $2,373 million, primarily from stock-based compensation expense of $2,756 million, further adjusted by ~~and~~ net cash outflows from changes in operating assets and liabilities of $165 million. The year over year decrease in net income from $428 million to a net loss of $1,622 million was driven by non-cash items primarily relating to an increase in stock-based compensation expense due to the vesting of RSUs and restricted stock as a result of the satisfaction of the liquidity event-based vesting condition upon the effective date of the registration statement on Form S-1 filed under the Securities Act in connection with our initial public offering in the third quarter of 2023, partially offset by growth of our business and optimization of expenses. ~~The non-cash items primarily consisted of stock-based compensation expense of $2,756 million, deferred income taxes of $459 million, depreciation and amortization expense of $43 million, bad debt expense of $23 million, and amortization of operating lease right-of-use assets of $14 million. The net cash outflows from changes in our operating assets and liabilities were primarily due to an $62 million decrease in accrued~~

U.S. Securities and Exchange Commission January 17, 2025 Page 4

~~and other current liabilities, a $35 million decrease in other long-term liabilities, a $33 million increase in accounts receivable, a $22 million increase in prepaid expenses and other assets, a $16 million decrease in accounts payable, and a $15 million decrease in operating lease liabilities, partially offset by an $18 million increase in deferred revenue. These cash outflows were primarily due to timing of customer and vendor payments.~~ The year over year decrease in net changes in operating assets and liabilities, which impacted cash provided by operating activities, from a net cash inflow of $124 million to a net cash outflow of $165 million was primarily driven by (i) the payment of certain worker classification settlements accrued in prior reporting periods and (ii) the release of sales tax reserves primarily due to the resolution of state examinations and expiration of statute of limitations, as well as general business impacts such as the timing of customer, vendor, and other third party payments, the timing of customer collections impacted by the mix of transaction types, such as those involving EBT SNAP and alcohol sales, which result in longer and uneven collection cycles, and the overall growth of our business. Further discussion on items (i) and (ii) can be found in Note 10 – Commitments and Contingencies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.
* * *
Please contact me at (650) 843-5307 or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.
Sincerely,
/s/ Jon C. Avina
Jon C. Avina
Cooley LLP
cc:    Fidji Simo, Maplebear Inc.
Emily Reuter, Maplebear Inc.
Morgan Fong, Maplebear Inc.
Bradley Libuit, Maplebear Inc.
Nathan Cao, Maplebear Inc.
Rachel Proffitt, Cooley LLP
Jonie Kondracki, Cooley LLP
Milson Yu, Cooley LLP